BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Notice Concerning Stock Options (Stock Acquisition Rights)

Tokyo (April 28, 2006)— Bridgestone Corporation (the "Company") announced today that, upon the approval at its Board of Directors meeting of March 30, 2006, the amount to be paid upon the exercise of the stock acquisition rights and other details were decided as follows.

1. Date of issue of stock acquisition rights

   April 28, 2006

2. Number of stock acquisition rights to be issued

   280 lots



3. Number and class of shares subject to stock acquisition rights

   280,000 shares of common stock, in lots of 1,000 shares

4. Price for the exercise of stock acquisition rights

   2,775,000 yen per lot (2,775 yen per share)

5. Total value of the Company's shares to be issued or transferred on exercise of stock acquisition rights

   777,000,000 yen

6. Amount of any common stock of the Company issued for stock acquisition rights to be included in the "common stock" component of shareholders' equity

   2,775 yen per share

Additional Information

1. Date of the meeting where the board of directors adopted the agendum for presentation to the general shareholders' meeting

   February 17, 2006

2. Date of approval of the agendum at the general shareholders' meeting

   March 30, 2006

3. Period for the exercise of stock acquisition rights

   April 1, 2008 to March 31, 2013

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